SO
3-22-04

04003619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 3-11-04

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/15/2002 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US CAPITAL PARTNERS Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4183 Shell ROAD
(No. and Street)

SARASOTA (City) FL (State) 34242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobbitt, Pittenger & Co.
(Name – if individual, state last, first, middle name)

1605 MAIN Street (Address) SARASOTA, (City) FL (State) 34236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3-23

OATH OR AFFIRMATION

I, ALVIN MIRMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US CAPITAL PARTNERS, INC, as of DEC 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AARON LYLE MORTENSEN
MY COMMISSION # DD 238229
EXPIRES: August 4, 2007
Bonded Thru Notary Public Underwriters

[signature]
Signature

PRESIDENT
Title

[signature] mortenson
Notary Public Sarasota, FL

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. CAPITAL PARTNERS, INC.

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2003 AND FOR THE
PERIOD FROM INCEPTION (APRIL 15, 2002)
THROUGH DECEMBER 31, 2002

Bobbitt, Pittenger & Company, P.A.

U.S. CAPITAL PARTNERS, INC.

CONTENTS

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 18, 2004

To the Board of Directors
U.S. Capital Partners, Inc.
Sarasota, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of U.S. Capital Partners, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year ended December 31, 2003 and for the period from inception (April 15, 2002) through December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Capital Partners, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from inception (April 15, 2002) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants

U.S. CAPITAL PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Cash	$ 3,585	$ 22,966
Deposits with clearing organization	315,000	225,000
Receivable from clearing organization	84,488	25,559
Other receivables	6,647	
Securities owned:		
Marketable, at market value	92,581	25,748
Not readily marketable	219,950	
Prepaid expenses	2,815	
Furniture and fixtures, net of accumulated depreciation of $4,140 and $80, respectively	17,912	5,481
Deferred tax asset	18,826	4,176
Other assets	5,300	5,602
Total Assets	$ 767,104	$ 314,532
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$ 43,676	$ 7,438
Securities sold, not yet purchased	6,990	
Accounts payable, accrued expenses and other liabilities	105,198	14,507
Income taxes payable	96,093	
	251,957	21,945
STOCKHOLDERS' EQUITY		
Preferred stock, $.70 cumulative, $.01 par value authorized 1,000,000 shares, issued and outstanding 36,600 and 26,600 shares	366	266
Common stock, $.01 par value; authorized 1,000,000 shares, issued and outstanding 400,000 shares	4,000	4,000
Additional paid in capital	421,634	321,734
Retained earnings (deficit)	89,147	(33,413)
	515,147	292,587
	$ 767,104	$ 314,532

See notes to financial statements

U.S. CAPITAL PARTNERS, INC.

STATEMENTS OF INCOME

	For the year ended December 31, 2003	For the period from inception (April 15, 2002) through December 31, 2002
REVENUE		
Principal transactions	$ 973,142	$
Consulting	291,500	25,748
Commissions	82,069	56
Trading gains and losses	(72,892)	27,181
Other	72,887	
Interest and dividends	1,949	1,379
	1,348,655	54,364
OPERATING EXPENSES		
Employee compensation and benefits	701,811	18,276
Floor brokerage, exchange, and clearance fees	189,196	7,258
Communications and data processing	94,723	12,770
Occupancy	42,889	9,788
Other expenses	97,413	43,861
	1,126,032	91,953
Income (loss) before income tax	222,623	(37,589)
(PROVISION) BENEFIT FOR TAXES	(81,443)	4,176
Net income	$ 141,180	$ (33,413)
Basic earnings (loss) per share, after deduction for preferred stock dividend	$ 0.31	$ (0.08)

See notes to financial statements

U.S. CAPITAL PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock				Additional		Total
	Series A Preferred		Common		Paid-In	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance at inception		$		$	$	$	$
Sale of common stock			400,000	4,000	56,000		60,000
Sale of Series A preferred stock	26,600	266			265,734		266,000
Net loss						(33,413)	(33,413)
Balance at, December 31, 2002	26,600	266	400,000	4,000	321,734	(33,413)	292,587
Sale of Series A preferred stock	10,000	100			99,900		100,000
Dividends on preferred stock						(18,620)	(18,620)
Net income						141,180	141,180
Balance at, December 31, 2003	36,600	$ 366	400,000	$ 4,000	$ 421,634	$ 89,147	$ 515,147

See notes to financial statements

U.S. CAPITAL PARTNERS, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

The Company has no subordinated borrowings.

See notes to financial statements

U.S. CAPITAL PARTNERS, INC.

STATEMENT OF CASH FLOWS

	For the year ended December 31, 2003	For the period from inception (April 15, 2002) through December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 141,180	$ (33,413)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	4,060	80
Securities received for consulting services	(291,500)	(25,748)
Unrealized loss	60,350	
Realized loss	12,405	
(Increase) decrease in operating assets:		
Deposits with clearing organization	(90,000)	(225,000)
Receivable from clearing organization	(58,929)	(25,559)
Other receivables	(6,647)	
Prepaid expenses	(2,815)	
Deferred tax asset	(14,650)	(4,176)
Other assets	302	(5,602)
Increase in operating liabilities:		
Commissions payable	36,238	7,438
Securities sold under agreements to repurchase	6,990	
Accounts payable, accrued expenses and other liabilities	90,691	14,507
Income taxes payable	96,093	
Net cash used by operating activities	(16,232)	(297,473)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(16,491)	(5,561)
Purchase of investments	(92,323)	
Sale of investments	24,285	
Net cash used by investing activities	(84,529)	(5,561)

See notes to financial statements

U.S. CAPITAL PARTNERS, INC.

STATEMENT OF CASH FLOWS (CONTINUED)

	For the year ended December 31, 2003	For the period from inception (April 15, 2002) through December 31, 2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of common stock		60,000
Sale of preferred stock	100,000	266,000
Dividend on preferred stock	(18,620)	
Net cash provided by financing activities	81,380	326,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,381)	22,966
CASH AND CASH EQUIVALENTS, beginning	22,966	
CASH AND CASH EQUIVALENTS, ending	$ 3,585	$ 22,966
SUPPLEMENTAL CASH FLOWS DISCLOSURE:		
Non cash operating activities:		
Securities received for consulting services	$ 291,500	$ 25,748

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE PERIOD
FROM INCEPTION (APRIL 15, 2002) THROUGH DECEMBER 31, 2002

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

U.S. Capital Partners, Inc. ("the Company") is a full service investment banking and brokerage firm registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida corporation. The Company engages in securities brokerage, merchant and investment banking, and principal trading and market making.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Principal Transactions

The Company acts as both principal and agent in executing trades in over-the-counter equity securities. When transactions are executed by the Company on a principal basis, it receives, in lieu of commissions, mark-ups or markdowns which constitute revenues from principal transactions. Inventories of over-the counter securities are at times carried to facilitate sales to customers and other dealers. The level of positions carried in the Company's trading accounts may fluctuate significantly. The size of the securities positions on any one date may not be representative of the Company's exposure on any other date because the securities positions vary substantially depending upon economic and market conditions, the allocation of capital among types of investors, underwriting commitments, customer demands and trading volume. The aggregate value of inventories that the Company may carry is limited by certain requirements of the SEC's Net Capital Rule.

Consulting

The Company provides consulting services to other entities related to corporate finance and other financial services matters. In exchange for these services the Company receives shares of stock in the entity.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Receivable from Clearing Organization

The receivable from the clearing organization is stated at net realizable value. As of December 31, 2003 and 2002 no allowance for uncollectible accounts was considered necessary. No interest is charged on the receivable from clearing organization.

Financial instruments with off-balance-sheet risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

Income Taxes

The Company has adopted FASB Statement No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Brokerage Clearing

The Company entered into an agreement with a company to perform brokerage clearing activities on a fully disclosed basis. Under this agreement, the Company will receive commissions for brokerage transactions cleared through the clearing company. This agreement may be terminated by either party. The clearing company may lend funds to the Company's customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing company maintaining collateral in the form of saleable securities, cash or cash equivalents. Under the terms of the agreement with the clearing company, the Company may be required to indemnify the clearing company on any losses in the margin accounts. The Company is unaware of its customers using margin accounts at December 31, 2003 or 2002.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Repairs and maintenance are expensed when incurred.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company had no cash equivalents at December 31, 2003 or 2002. The Company paid no interest or taxes during the year ended December 31, 2003 or the period ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock. Of this amount the board of directors has designated 200,000 shares as Series A preferred stock. The Company had 36,600 and 26,600 shares of Series A non-voting, non-convertible stock outstanding at December 31, 2003 and 2002, respectively. Holders of each share of Series A preferred stock are entitled to receive a cash dividend of $0.70 per share payable annually on June 30th of each year commencing June 30, 2003 with such dividends to be prorated based upon the number of days remaining in such year measured from the date the Series A preferred stock is deemed outstanding. The Company may, at its option, redeem at any time, all or any part of the Series A preferred stock at a per share price equal to the then applicable liquidation preference plus accrued and unpaid dividends thereon, whether or not declared, to the date fixed for redemption. The shares of Series A preferred stock have a liquidation preference of $12 until December 2004 and $10 per share, thereafter.

Holders of outstanding shares of Series A preferred stock are entitled to receive as soon as permitted by law and applicable NASD rules and regulations an aggregate of up to 2% of the underwriters warrants or common stock (the "Distributable Securities") received as compensation by the Company in connection with its investment banking activities on the basis of 2% of the Distributable Securities for each 10,000 shares of Series A preferred stock owned by the holders of the Series A preferred. The amount of Distributable Securities received by the Company will be calculated by determining the amount of Distributable Securities that the Company has actually received less any Distributable Securities that the Company has agreed to transfer to other participating broker/dealers. In the event that the Company redeems the Series A preferred stock, for a period of three years after the date of redemption, the holders of the Series A preferred stock at the time of redemption shall have the right to receive 2% of the Distributable Securities to each 10,000 shares of Series A preferred stock owned at the time of redemption. As of December 31, 2003 and 2002 no securities had been received, related to investment banking activites, requiring distribution to preferred shareholders.

NOTE C – LEASES

The Company leases office space under an operating lease. Rent expense under this lease was approximately $32,000 and $7,000 for 2003 and 2002, respectively. Minimum lease payments required under these operating leases are approximately:

Year ended December 31,	
2004	$38,000
2005	29,600
	$67,600

NOTE D – SECURITIES OWNED

Marketable securities owned at December 31, 2003 and 2002 consist of corporate stocks held for trading and investment at market values. Some securities held contain restrictions that prohibit current trading of the shares. These securities are included in the not readily marketable securities total on the balance sheet. The Company invests in primarily small capitalization stocks. Many of these stocks are subject to volatile swings in their market price due to market conditions, as well as industry conditions.

At December 31, 2003 the Company held 250,000 shares of a security classified as not readily marketable. The securities are valued by the clearing organization and the Company at $.775 per share for a total of $193,750. The last trade of these securities was on December 12, 2003 at a price of $1.00. These shares are restricted and cannot currently be traded. It is not known what the trade price will be, or whether there will be a market for the shares when the restrictions expire.

NOTE E – MARKETABLE SECURITIES SOLD, NOT YET PURCHASED

Marketable securities sold, and not yet purchased, consist of corporate stocks at a market value of $6,990 at December 31, 2003.

NOTE F – NET CAPITAL REQUIREMENTS

U.S. Capital Partners, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, U.S. Capital Partners, Inc. had net capital of $234,162, which was $56,162 in excess of the required net capital of $178,000. The ratio of aggregate indebtedness to net capital at December 31, 2003 was 1.08 to 1.

NOTE G – INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statements of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, consist of the following at December 31,:

	2003	2002
Current tax expense (benefit)	$ 100,269	$(4,176)
Deferred tax (benefit) expense	(14,650)	
Benefit of operating loss	(4,176)	
Income tax (benefit)	$ 81,443	$(4,176)

The tax effects of temporary differences that give rise to significant components of the Company's deferred tax asset is as follows as of December 31:

The effect of:	2003	2002
Depreciation	$ (4,476)	$
Accrual to cash conversion	23,302	
Net operating losses		4,176
Deferred tax asset	$ 18,826	$ 4,176

All components, with the exception of depreciation, are considered current tax assets.

NOTE H – EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income, less preferred stock dividend requirement), by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares.

NOTE I – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company also is at risk for any margin accounts held by the clearing organization for the Company's customers (see Note B).

NOTE J – CONTINGENCIES AND COMMITMENTS

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of the Company.

SUPPLEMENTARY INFORMATION

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 18, 2004

To the Board of Directors
U.S. Capital Partners, Inc.
Sarasota, Florida

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of U.S. Capital Partners, Inc. as of December 31, 2003 and 2002, and for the year ended December 31, 2003 and for the period from inception (April 15, 2002) through December 31, 2002, and have issued our report thereon dated February 18, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

U.S. CAPITAL PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECUTIRIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total net capital from stockholders' equity	$	515,147
Deduct ownership equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		515,147
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		515,147
Deductions and other charges		
Non-allowable assets:		
Securities not readily marketable		219,950
Furniture and equipment, net		17,912
Deferred tax assets		18,826
Prepaid expenses		2,815
Refundable deposits		5,300
Total non-allowable assets		264,803
Net capital before haircuts on securities positions (tenative net capital)		250,334
Haircuts		16,182
Net capital	$	234,162
Aggregate indebtedness		
Commissions payable	$	43,676
Securities sold, not yet purchased		6,990
Accounts payable, accrued expenses and other liabilities		105,198
Income taxes payable		96,093
Total aggregate indebtedness	$	251,957

U.S. CAPITAL PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECUTIRIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2003

Computation of basic net capital requirement	
Minimum net capital requirement	$ 178,000
Excess net capital	$ 56,162
Ratio: Aggregate indebtedness to net capital	1.08 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31,2003)	
Net capital, as reported in Company's (unaudited) FOCUS report	$ 263,627
Audit adjustments	
to accounts receivable	6,647
to prepaid expenses	2,815
to fixed assets	(2,175)
to other assets	(11,012)
to aggregate indebtedness	(36,110)
Changes in non allowable assets included above	10,370
Net capital per above	$ 234,162

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 18, 2004

To the Board of Directors
U.S. Capital Partners, Inc.
Sarasota, Florida

In planning and performing our audits of the financial statements and supplemental schedules of U.S. Capital Partners, Inc.. ("the Company"), for the year ended December 31, 2003 and for the period from inception (April 15, 2002) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants